                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the third quarter of 2003


                              AETERNA ZENTARIS INC.
                   ------------------------------------------
                   (Formerly named AEterna Laboratories Inc.)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F          Form 40-F    X
                                   ------              ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                  Yes         No  X
                                     ------     ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                                 DOCUMENTS INDEX




DOCUMENTS DESCRIPTION
---------------------


---------  ---------------------------------------------------------------------
1.          AEterna's Interim Report 2003 - Third Quarter (Q3)
---------  ---------------------------------------------------------------------

November 5, 2003

To our stockholders,

At the financial level, this quarter was marked mainly by substantial revenues from Cetrotide(R), a marketed novel treatment for in vitro fertilization, and by the strong growth in sales and net earnings from our subsidiary Atrium, which acquired Chimiray/Interchemical in August of this year.

At the clinical development level, our kidney cancer Phase III trial with Neovastat did not meet its main clinical endpoint. However, we are pursuing our non-small cell lung cancer Phase III trial, whereby Neovastat is administered on a first-line basis in combination with standard treatment.

In addition, many other products in oncology, endocrinology and infectious diseases ensure a constant flow of high potential projects. Two already marketed products are gaining new market share; Cetrotide(R), a novel treatment for IN VITRO fertilization, and Impavido(R), sold in India as the first oral treatment for the visceral form of leishmaniasis, better known as black fever, which can prove life-threatening. Last July, we released positive Phase III trial results still with Impavido(R), this time for the cutaneous form of leishmaniasis, a severe parasitic skin disease prevalent in South America. As a matter of fact, we are currently preparing to file for its eventual approval on that continent. Finally, we are completing Phase II trials with Cetrorelix for uterus myoma, endometriosis and benign prostatic hyperplasia, diseases that affect millions of people worldwide.

Considering the scope of our pipeline, the strength of our international partnership network, the profitability of our subsidiary Atrium and our $75 million cash position, I am confident that the Company is well positioned to pursue its long-term growth.

THIRD QUARTER 2003 HIGHLIGHTS

o PHASE III TRIAL RESULTS FOR NEOVASTAT IN KIDNEY CANCER - In September, we reported Phase III trial results for Neovastat in renal cell carcinoma, a form of kidney cancer. The study involved 305 patients and did not reach its primary endpoint, which was to increase the median survival time of treated patients by 50%.

o POSITIVE PHASE III RESULTS FOR IMPAVIDO(R) IN CUTANEOUS LEISHMANIASIS (PARASITIC SKIN DISEASE) - In July, we reported positive results of a Phase III trial evaluating Impavido(R) (Miltefosine) for the treatment of cutaneous leishmaniasis, a severe skin disease. The data showed that patients taking Impavido(R) had a 220% better cure rate than those in the placebo group. These favorable data enable the Company to apply for marketing authorization in South American countries where the cutaneous form of the disease is predominant. Impavido(R) is currently sold in India and is the only oral cure for the life-threatening visceral form of leishmaniasis.

o CLOSING OF A $35.6 MILLION BOUGHT DEAL - In July, we closed a $35.6 million bought deal, issuing 4.5 million subordinate voting shares at $7.90 per share. The net proceeds of $33.8 million of this financing will be used to further develop the product pipeline, pursue the Company's growth strategy and general corporate purposes.

o ACQUISITION OF CHIMIRAY/INTERCHEMICAL BY ATRIUM BIOTECHNOLOGIES - In August, our subsidiary, Atrium, acquired 100% of all issued and outstanding shares of Chimiray/Interchemical for E11.5 million ($18.4 million), payable by the issuance of a long-term debt of E5 million ($8 million) and the residual of E6.5 million ($10.4 million) in cash. Based in Paris, Chimiray/Interchemical is focused mainly in the distribution of fine chemicals and active ingredients. Net sales for the last twelve-month period were approximately E35 million ($52 million). The company generated net earnings and was cash flow positive.

On behalf of my colleagues and our Board of Directors, I thank you for your continued interest and support.


Sincerely,


/s/ GILLES GAGNON


Gilles Gagnon, MSc, MBA
President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

The following analysis explains the variations in the Company's results of operations, financial condition and cash flow. It provides an update to the discussion and analysis contained in our Annual Report of 2002. This discussion and analysis should be read in conjunction with the information contained in AEterna Laboratories Inc.'s interim consolidated financial statements and related notes for the nine-month periods ended September 30, 2003 and 2002. All figures are in Canadian dollars.

CRITICAL ACCOUNTING POLICIES

Our critical accounting policies are disclosed in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and the annual consolidated financial statements contained in our 2002 Annual Report. Our financial statements are prepared in accordance with the Canadian Generally Accepted Accounting Principles (GAAP) and access to a summary of differences between Canadian and US GAAP is possible by consulting note 20 of our annual 2002 financial statements.

RESULTS OF OPERATIONS

REVENUES

Revenues for the third quarter ended September 30, 2003 were $37.8 million compared to $24.4 million for the same period last year. For the nine-month period ended September 30, 2003, the consolidated revenues were $117.5 million compared to $73.2 million in 2002. This increase for the quarter as well as for the first nine months of the year comes from the Biopharmaceutical segment with revenues totalling $34.7 million, as of September 30, 2003. The balance of $9.6 million comes from the Cosmetics & Nutrition (C&N) and the Distribution segments, representing an increase of 13% compared to the same period of 2002 for these segments.

The acquisition, in December 2002, of Frankfurt-based Zentaris provided most of the revenues in the Biopharmaceutical segment for this quarter as well as for the nine-month period. Revenues in this segment were generated by the marketing of Cetrotide(R) and Impavido(R), milestone payments, research and development contract fees and the amortization of up-front payments.

The increase of revenues in the C&N and the Distribution segments is generated by a continued growth of the C&N segment and by the acquisition, last August, of Chimiray/Interchemical in the Distribution segment.

OPERATING EXPENSES

The cost of sales during this quarter amounted to $23.5 million compared to $18.9 million for the same quarter in 2002. For the nine-month period ended September 30, 2003, the cost of sales has raised from $56.3 million to $67.2 million. The gross margin totalled $8.2 million (25.7%) in the third quarter of 2003 in comparison with $5.5 million (22.7%) in 2002, representing an increase of 47%. These costs are in direct proportion to corresponding revenues and their percentage decreased by 3%. For the nine-month period, the gross margin has raised from $16.8 million in 2002 to $22.2 million this year, for an increase of 31%.

Selling, general and administrative expenses amounted to $7.5 million during this quarter compared to $3.9 million in 2002. Regarding the nine-month period, selling, general and administrative expenses were $19.4 million compared to $12.1 million in 2002. This increase is attributed to the Biopharmaceutical segment for an amount of $5.1 million, as a result of the acquisition of Zentaris made last December. In addition, the C&N and Distribution segments increased their selling expenses by $2 million as a result of the acquisition of Chimiray/Interchemical as well as the increase in their sales force.

Research and Development (R&D) investments, net of R&D tax credits and grants, amounted to $9.8 million during this quarter in comparison with $6.5 million last year. As of September 30, 2003, net R&D investments reached $31.7 million in comparison with $17.1 million in 2002. This increase is attributed to the acquisition of Zentaris, whereby the net investment in R&D amounted to $4.3 million for this quarter and $15.6 million for the nine-month period ended September 30, 2003. Therefore, the level of investment for Neovastat, our lead antiangiogenic compound in oncology, was approximately the same as last year since the Phase III program was actively ongoing for renal cell carcinoma and non-small cell lung cancer during this period.

Depreciation and amortization (D&A) for this third quarter amounted to $2.3 million compared to $0.6 million in 2002. For the nine-month period ended September 30, 2003, D&A amounted to $6.9 million compared to $1.7 million for the same period last year. This significant increase is mainly related to the amortization of Zentaris technologies acquired in December 2002 with an amount of $3.8 million for the nine-month period ended September 30, 2003. The purchase price allocation has been completed during the second quarter and an amount of $12 million was allocated to goodwill from identified intangible assets. We expect that the amortization expense for 2003 will increase significantly over that of the 2002 fiscal year due to the intangible additions incurred at the end of 2002.

The operating loss (before financial items, income tax expenses and non-controlling expenses) amounted to $5.3 million during this quarter in comparison with $5.5 million in 2002. For the nine-month period of 2003, the operating loss was $7.6 million compared to $14 million in 2002 resulting in a decrease of $6.4 million. This significant reduction is related to the increase of gross margin within our C&N and Distribution segments, as well as to new revenues generated by our Biopharmaceutical segment.

Interest income has decreased from $0.7 million to $0.5 million for this quarter compared to the same quarter of 2002. The decrease for this quarter, as well as for the nine-month period ended September 30, 2003, is primarily due to the cash used for the Zentaris transaction, as well as to the reduction in market yield available on short-term investments. The interest and financial expenses, for this quarter as well as for the nine-month period, mainly include the financing cost on the convertible term loans, the balance of purchase price settled in March 2003 and the promissory note of $43 million reimbursed last January as interim financing related to Zentaris' acquisition.

A net foreign exchange gain of $0.1 million was recorded during the quarter ended September 30, 2003 as well as for last year. This gain is attributable to the stability of the Canadian dollar over the US dollar during the last quarter. For the nine-month period ended September 30, 2003, the net foreign exchange loss amounted to $1.3 million compared to a loss of $0.2 million in 2002. This loss is attributable to the effect of the strengthening Canadian dollar on our US investment portfolio and working capital denominated in US dollars. We are maintaining US dollar cash and cash equivalent and short-term investments to meet our future expenditures in US dollars.

Income tax expense was $2.1 million during this quarter compared to $0.9 million in 2002. From the beginning of the year, income tax expense amounted to $5.3 million in comparison to $3.1 million in 2002. Income tax expense relates to profitable companies within our group.

The net loss for this quarter amounted to $9.2 million or $0.20 per share in 2003 compared to a net loss of $6.2 million or $0.15 per share for the same quarter in 2002. For the nine-month period ended September 30, 2003, the net loss was $18.6 million or $0.43 per share compared to $17.8 million or $0.46 per share last year.

LIQUIDITY AND CAPITAL RESOURCES

The financial position of the Company remains strong with $75.4 million in cash and short-term investments as at September 30, 2003. During this quarter, we closed a bought deal financing on July 24, 2003 with the issuance of 4.5 million subordinate voting shares at $7.90 per share. This financing will be used to further develop our product pipeline, to pursue our growth strategy based on strategic alliances and acquisition of new technologies and for general corporate purposes.

During this quarter, an amount of $1.1 million was used for operating activities. The cash flow used in investing activities amounted to $14.7 million of which an amount of $14.4 million was used for the acquisition of Chimiray/Interchemical and an additional portion of Unipex Finance S.A. Furthermore, an amount of $0.3 million was used for the acquisition of long-lived assets. The cash flow from financing activities amounted to $42 million in this quarter and is explained by the bought deal mentioned above, for net proceeds of $34.1 million, and by the issuance of a long-term debt of $7.9 million related to the acquisition of Chimiray/Interchemical.

For the nine-month period ended September 30, 2003, an amount of $8.5 million was used in operational activities. The cash flow used in investing activities amounted to $18.3 million of which $17 million were used for the acquisition of Chimiray/Interchemical and an additional portion of Unipex Finance S.A. Furthermore, an amount of $1.3 million was used for the acquisition of long-lived assets. The cash flow from financing activities amounted to $20.9 million as a result of inflows generated by the bought deal, the convertible loan and the issuance of a long-term debt totalling $66.3 million, as well as outflows for the reimbursement of the promissory note and the balance of purchase price for an amount of $45.4 million.

RISK FACTORS

Economic and sector related risks are the same as those identified in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Company's 2002 Annual Report.




/s/ DENNIS TURPIN


Dennis Turpin, CA
Vice President and Chief Financial Officer


This report contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

AETERNA LABORATORIES INC.

INTERIM CONSOLIDATED BALANCE SHEETS
(expressed in thousands of Canadian dollars)

                                                                                                 AS AT                   AS AT
                                                                                              SEPTEMBER 30,            DECEMBER 31,
                                                                                                  2003                    2002
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                               (UNAUDITED)
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                                     $  60,863               $  12,494
Short-term investments                                                                           14,504                  69,040
Accounts receivable                                                                              48,437                  74,840
Inventory                                                                                        19,256                  16,335
Prepaid expenses and deferred charges                                                             2,362                   2,041
Future income tax assets                                                                            257                   1,682
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                145,679                 176,432

PROPERTY, PLANT AND EQUIPMENT                                                                    20,292                  21,688
DEFERRED CHARGES                                                                                  1,160                   1,047
INTANGIBLE ASSETS                                                                                66,960                  90,300
GOODWILL                                                                                         53,877                  24,252
FUTURE INCOME TAX ASSETS                                                                         16,440                  17,249
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                              $ 304,408               $ 330,968
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

LIABILITIES

CURRENT LIABILITIES
Promissory note                                                                               $       -                $ 43,000
Accounts payable and accrued liabilities                                                         54,681                  42,557
Income taxes                                                                                      4,880                   3,783
Balance of purchase price                                                                           929                  39,690
Current portion of long-term debt                                                                 4,826                   3,202
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                 65,316                 132,232

DEFERRED REVENUES                                                                                11,993                  12,438
CONVERTIBLE TERM LOANS                                                                           19,505                       -
LONG-TERM DEBT                                                                                   16,586                   9,969
EMPLOYEE FUTURE BENEFITS                                                                          6,432                   6,042
FUTURE INCOME TAX LIABILITIES                                                                    26,367                  35,275
NON-CONTROLLING INTEREST                                                                         26,525                  24,676
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                172,724                 220,632
-----------------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (note 5)                                                                          187,605                 153,578
CONTRIBUTED SURPLUS                                                                               7,096                     854
DEFICIT                                                                                         (63,507)                (44,864)
CUMULATIVE TRANSLATION ADJUSTMENT                                                                   490                     768
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                131,684                 110,336
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                              $ 304,408               $ 330,968
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AETERNA LABORATORIES INC.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
(expressed in thousands of Canadian dollars, except share and per share data)


                                                       QUARTERS ENDED SEPTEMBER 30,        NINE MONTHS ENDED SEPTEMBER 30,
UNAUDITED                                                 2003              2002              2003              2002
--------------------------------------------------------------------------------------------------------------------------
REVENUES
SALES                                               $    31,698        $   24,407        $   89,308        $   73,196
License income and research contract fees                 6,131                 -            28,209                 -
--------------------------------------------------------------------------------------------------------------------------
                                                         37,829            24,407           117,517            73,196
--------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Cost of sales                                            23,543            18,864            67,156            56,350
Selling, general and administrative                       7,465             3,901            19,439            12,073
Research and development costs                           10,208             6,845            32,891            18,478
R&D tax credits and grants                                 (420)             (320)           (1,223)           (1,420)
Depreciation and amortization
  Property, plant and equipment                             889               536             2,611             1,365
  Intangible assets                                       1,447               110             4,242               314
--------------------------------------------------------------------------------------------------------------------------
                                                         43,132            29,936           125,116            87,160
--------------------------------------------------------------------------------------------------------------------------
Operating loss                                           (5,303)           (5,529)           (7,599)          (13,964)

Interest income                                             497               729             1,660             2,012
Interest and financial expenses                          (1,399)             (114)           (3,487)             (324)
Foreign exchange gain (loss)                                 94                84            (1,264)             (184)
--------------------------------------------------------------------------------------------------------------------------
LOSS BEFORE THE FOLLOWING                                (6,111)           (4,830)          (10,690)          (12,460)
--------------------------------------------------------------------------------------------------------------------------

INCOME TAX EXPENSE
Current                                                  (1,447)             (808)           (3,552)           (1,773)
Future                                                     (647)             (140)           (1,701)           (1,313)
--------------------------------------------------------------------------------------------------------------------------
                                                         (2,094)             (948)           (5,253)           (3,086)
--------------------------------------------------------------------------------------------------------------------------
                                                         (8,205)           (5,778)          (15,943)          (15,546)
GAIN (LOSS) ON DILUTION                                     (64)              425               (64)              425
NON-CONTROLLING INTEREST                                   (969)             (869)           (2,636)           (2,651)
--------------------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                              $   (9,238)       $   (6,222)       $  (18,643)       $  (17,772)
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

BASIC AND DILUTED NET LOSS PER SHARE                 $    (0.20)       $    (0.15)       $    (0.43)       $    (0.46)
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING        45,253,682        40,452,019        42,993,432        38,552,019
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------



INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
FOR THE PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
(expressed in thousands of Canadian dollars)


                                                                                             NINE MONTHS ENDED JUNE 30,
UNAUDITED                                                                                  2003                     2002
--------------------------------------------------------------------------------------------------------------------------
BALANCE - BEGINNING OF PERIOD                                                         $   44,864             $   19,083
Net loss for the period                                                                   18,643                 17,772
--------------------------------------------------------------------------------------------------------------------------
BALANCE - END OF PERIOD                                                               $   63,507             $   36,855
--------------------------------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AETERNA LABORATORIES INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
(expressed in thousands of Canadian dollars)



                                                                 QUARTERS ENDED SEPTEMBER 30,      NINE MONTHS ENDED SEPTEMBER 30,
UNAUDITED                                                            2003             2002             2003              2002
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss for the period                                         $  (9,238)      $   (6,222)      $  (18,643)      $  (17,772)
Items not affecting cash and cash equivalents
  Depreciation and amortization                                     2,336              646            6,853            1,679
  Future income taxes                                                 647              139            1,701            1,313
  Deferred charges                                                    108                -              334                -
  Deferred revenues                                                (1,143)               -              426                -
  Accretion on convertible loans                                      415                -              830                -
  Employee future benefits                                            123                -              305               18
  Gain (loss) on dilution                                              64             (425)              64             (425)
  Non-controlling interest                                            969              869            2,636            2,651
  Stock-based compensation                                             55                -               55               54
Change in non-cash operating working capital items
  Accounts receivable                                               1,505              107           (2,066)          (4,869)
  Inventory                                                        (1,320)          (1,396)            (668)            (795)
  Prepaid expenses                                                    564              307             (147)            (237)
  Accounts payable and accrued liabilities                          2,603            1,030           (1,341)             854
  Income taxes                                                      1,233              580            1,122              779
----------------------------------------------------------------------------------------------------------------------------------
                                                                   (1,079)          (4,365)          (8,539)         (16,750)
----------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES

Repayment of promissory note                                            -                -          (43,000)               -
Convertible term loans                                                  -                -           24,415                -
Payment of balance of purchase price                                    -                -           (2,357)               -
Increase in long-term debt                                          7,904                -            7,904                -
Repayment of long-term debt                                           (28)             (46)             (87)            (942)
Issuance of warrants                                                    -                -                -              747
Issuance of share capital, net of related expenses                 34,093             (187)          34,027           54,677
Issuance of share by a subsidiary                                      42            2,000               42            2,000
----------------------------------------------------------------------------------------------------------------------------------
                                                                   42,011            1,767           20,944           56,482
----------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of short-term investments                                 (3,490)         (15,473)         (18,981)         (69,441)
Proceeds from short-term investments                                7,613            8,656           73,518           50,122
Business acquisition (note 2)                                     (14,453)             (31)         (17,042)          (1,348)
Purchase of a product line                                              -              (27)               -             (212)
Purchase of property, plant and equipment                            (135)          (1,082)            (885)          (3,978)
Additions to intangible assets                                       (146)            (139)            (411)            (268)
----------------------------------------------------------------------------------------------------------------------------------
                                                                  (10,611)          (8,096)          36,199          (25,125)
----------------------------------------------------------------------------------------------------------------------------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                            30,321          (10,694)          48,604           14,607

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS           13              398             (235)             698

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                    30,529           37,595           12,494           11,994
----------------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS - END OF PERIOD                      $   60,863       $   27,299       $   60,863       $   27,299
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

ADDITIONAL INFORMATION
Interest paid                                                  $      120       $       56       $      274       $      160
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

Income taxes paid                                              $    2,082       $    1,043       $    4,024       $    1,292
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AETERNA LABORATORIES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
(expressed in thousands of Canadian dollars, except share and per share data)

UNAUDITED
--------------------------------------------------------------------------------



1    BASIS OF PRESENTATION

These unaudited interim financial statements as at September 30, 2003 and for the periods ended September 30, 2003 and 2002, are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles (GAAP) for interim financial information. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows for these periods have been included.

The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company's most recent annual consolidated financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim results of operations are not necessarily indicative of the results for the full year.

2    BUSINESS ACQUISITION

Unipex Finance S.A.
On January 13, May 27, and July 16, 2003, the subsidiary Atrium Biotechnologies Inc.(Atrium) acquired 23,760 common shares of the outstanding capital stock of Unipex Finance S.A.(Unipex) for a cash consideration of $2,843,766. In addition, Atrium also invested in its subsidiary by acquiring 70,400 treasury shares of Unipex increasing its interest in the latter to 80.65% (70.28% in 2002). The excess of the purchase price over the net identifiable assets on the date of acquisition is $3,174,618 and is recorded as goodwill not deductible for income tax purposes.

Zentaris AG
The allocation of the purchase price, following the acquisition of Zentaris' shares in December 2002 has been completed during the second quarter. At the acquisition date, Zentaris AG had two products developed that provided benefits from the sale of these products. The developed technology and the in-process research and development (R&D) were valued using a discounted cash flow approach resulting in an allocated fair value of $66.9 M. The in-process R&D would require further development. The goodwill related to this transaction was valued at $12 M and, according to GAAP, it will be not amortized but tested annually for impairment in relation to the fair value this reporting unit to which goodwill applies.

Interchemical S.A. and Chimiray S.A.

On August 5, 2003, Unipex Finance S.A., a French subsidiary of Atrium, acquired 100 % of the issued and outstanding common shares of Interchemical S.A. and Chimiray S.A. for a total consideration of $ 18,714,636 of which an amount of $14,198,063 was paid cash and $ 933,492 as a balance of purchase price. These companies are focused mainly in the distribution of fine chemicals and active ingredients. The results of operations have been included in the statement of operations since August 5, 2003, being the date of acquisition. The net assets acquired at the allocated values are as follows:

AETERNA LABORATORIES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
(expressed in thousands of Canadian dollars, except share and per share data)

UNAUDITED
--------------------------------------------------------------------------------



                                                                       $
                                                               -----------------
Current assets                                                      17,973
Property, plant and equipment                                          395
Intangible assets                                                      447
Future income tax assets                                               366
Current liabilities                                                (14,927)
Long-term liabilities                                               (1,019)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Net identifiable assets acquired                                     3,235

Goodwill                                                            15,480
--------------------------------------------------------------------------------
Purchase price                                                      18,715
Less: cash and cash equivalents acquired                            (3,583)
      balance of purchase price                                       (934)
--------------------------------------------------------------------------------
Cash paid                                                           14,198
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


An independant report was issued on October 1, 2003 which confirm that no specific identifiable assets have any material value which could be separated from the general goodwill. The goodwill is non-deductible for income tax purposes.

3    COMPANY'S STOCK OPTION PLAN

The company has chosen not to use the fair value method to account for stock-based compensation costs arising from awards to employees but discloses the pro-forma information relating to net loss and loss per share as if the fair value method of accounting had been used.


                                                                Three months ended         Nine months ended
                                                                September 30, 2003         September 30, 2003
                                                               ----------------------------------------------
Net loss for the period                                            $   (9,238)                 $  (18,643)
Pro-forma adjustment for stock-based compensation costs                  (283)                     (1,352)
                                                               ----------------------------------------------
Pro-forma net loss for the period                                  $   (9,521)                 $  (19,995)
                                                               ----------------------------------------------
                                                               ----------------------------------------------

Basic and diluted net loss per share                               $    (0.20)                 $    (0.43)
                                                               ----------------------------------------------
                                                               ----------------------------------------------
Pro-forma basic and diluted net loss per share                     $    (0.21)                 $    (0.47)
                                                               ----------------------------------------------
                                                               ----------------------------------------------


The pro-forma amounts may not be representation of future disclosure as the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future periods. Furthermore, these pro-forma amounts include a compensation cost based on a weighted-average grant date fair value of $2.79 and $2.13 per stock option options granted in the three and nine months ended September 30, 2003 respectively as calculated using the Black-Scholes option pricing model with the following assumptions:

                                                                Three months ended         Nine months ended
                                                                September 30, 2003         September 30, 2003
                                                               ----------------------------------------------
Annualized volatility                                                     55%                       57%
Risk-free interest rate                                                 3.26%                     3.98%
Expected life (years)                                                    2.6                       3.7
Dividend                                                                 Nil                       Nil

AETERNA LABORATORIES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
(expressed in thousands of Canadian dollars, except share and per share data)

UNAUDITED
--------------------------------------------------------------------------------



4    CONVERTIBLE TERM LOANS

The company issued convertible term loans in the aggregate principal amount of $25 million, bearing interest at an annual rate of 12%, payable annually or at maturity at the option of the company. These term loans are secured by all assets of the company with the exception of equipments and the shares of Atrium Biotechnologie Inc. The term loans mature on March 31, 2006 and are convertible at all time at the option of the holders in subordinate voting shares of the company at a price of $ 5.05 per share. The equity component, which corresponds to the option of the holders to convert term loans into shares of the company, was valued at the date of the loans and is classified as contributed surplus.

5    SHARE CAPITAL

Authorized
Unlimited number of shares of the following classes:
  Common: Multiple voting shares, voting and participating, ten votes per share, convertible into one subordinate share at the option of the holder
             Subordinate voting shares, voting and participating, one vote per share
  Preferred: First and second ranking, issuable in series, with rights and privileges specific to each class.


Issued

                                                                             AS AT               AS AT
                                                                          SEPTEMBER 30,       DECEMBER 31,
                                                                              2003                 2002
                                                                          -------------------------------------
                                                                           (UNAUDITED)
   -- Multiple voting shares (4,727,100 as at December 31, 2002)           $       -             $   1,862
45,330,992 Subordinate voting shares (35,961,927 as at December 31, 2002)    187,605               151,716
                                                                           ---------------------------------
                                                                           $ 187,605             $ 153,578
                                                                           ---------------------------------
                                                                           ---------------------------------

Effective on May 29, 2003, all the multiple voting shares were converted into the same number of subordinate voting shares.

On July 24, 2003, pursuant a bought deal, the company issued 4,500,000 subordinate voting shares at a price of $7.90 per share for a gross proceeds of $35,550,000. Pursuant to the exercice of stock options, the company issued 141,965 subordinate voting shares.


6    SEGMENT INFORMATION

The company manages its business and evaluates performance based on three operating segments, which are the biopharmaceutical segment, the cosmetics and nutrition segment and the distribution segment. The accounting principles used for these three segments are consistent with those used in the preparation of these consolidated financial statements.

                                               Quarters ended September 30,         Nine months ended September 30,
                                               ----------------------------         -------------------------------
                                                2003                2002               2003                2002
                                               ----------------------------         -------------------------------
REVENUES

Biopharmaceutical                           $   7,932        $          -           $  34,662           $       -
Cosmetics and nutrition                         4,040               3,128              10,990               9,284
Distribution                                   26,034              21,334              72,296              64,039
Consolidated adjustments                         (177)                (55)               (431)               (127)
-------------------------------------------------------------------------------------------------------------------
                                            $  37,829           $  24,407           $ 117,517           $  73,196
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

NET EARNINGS (LOSS) FOR THE PERIOD

Biopharmaceutical                           $ (10,470)          $  (7,230)          $ (21,877)          $ (20,979)
Cosmetics and nutrition                           744                 631               1,952               2,013
Distribution                                      505                 383               1,352               1,172
Consolidated adjustments                          (17)                 (6)                (70)                 22
-------------------------------------------------------------------------------------------------------------------
                                            $  (9,238)          $  (6,222)          $ (18,643)          $ (17,772)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                AETERNA ZENTARIS INC.


Date: August 13, 2004      By:  /s/  MARIO PARADIS
---------------------           ------------------------------------------------
                                Mario Paradis
                                Senior Director, Finance and Corporate Secretary